Exhibit 99.1
USG CORPORATION INVESTMENT PLAN — AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

USG CORPORATION
INVESTMENT PLAN
REPORT ON AUDITED
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
YEARS ENDED DECEMBER 31, 2006 AND 2005

USG CORPORATION INVESTMENT PLAN
TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES:

I. Schedule of Investments Held at Year End	12

II. Schedule of Reportable Transactions	13

Member of the
American Institute
Of Certified Public Accountants

Member of the
Illinois CPA Society
HillTaylor
Hill Taylor, LLC
Certified Public Accountants
116 South Michigan Avenue, 11th Floor
Chicago, Illinois 60603
V 312-332-4964 F 312-332-0181
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
PENSION AND INVESTMENT COMMITTEE
USG CORPORATION
We have audited the accompanying statements of net assets available for benefits of the USG Corporation Investment Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held at year end as of December 31, 2006, and reportable transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
June 15, 2007

USG CORPORATION INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Investments, at fair value	$613,748,967	$548,476,026

Receivables:
Employee loans receivable	35,957,440	33,807,309
Interest and dividends receivable	1,044,913	971,392

Total Receivables	37,002,353	34,778,701

Total Assets	650,751,320	583,254,727

LIABILITIES:
Accrued administrative fees	115,662	103,342
Securities purchased but not yet paid	1,008,014	900,976

Total Liabilities	1,123,676	1,004,318

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	649,627,644	582,250,409
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,885,194	1,624,590

NET ASSETS AVAILABLE FOR BENEFITS	$652,512,838	$583,874,999

The accompanying notes to financial statements are an integral part of these statements.

USG CORPORATION INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

NET ASSETS AVAILABLE FOR BENEFITS,
beginning of year	$583,874,999	$530,350,580

ADD (DEDUCT):
Corporation contributions	14,886,170	12,893,238
Employee contributions	42,310,671	38,856,749

	57,196,841	51,749,987

Income from investments:
Dividend income	4,808,518	3,579,305
Interest income	14,462,556	12,702,574
Realized gain on sale of investments	22,874,453	10,322,091
Unrealized appreciation for the year	14,610,401	10,507,437

	56,755,928	37,111,407

Benefit payments and participant withdrawals	(44,548,605)	(34,466,169)
Net transactions due to loans	61,798	(40,865)
Administrative expenses	(828,123)	(829,941)

Net increase in assets during the year	68,637,839	53,524,419

NET ASSETS AVAILABLE FOR BENEFITS,
end of year	$652,512,838	$583,874,999

The accompanying notes to financial statements are an integral part of these statements.

USG CORPORATION
INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
1. DESCRIPTION OF THE PLAN
The USG Corporation Investment Plan, also known as the USG Corporation Investment Plan for Salaried Employees prior to January 1, 1989 (the Plan), was approved by the stockholders of the Corporation on May 11, 1977, and became effective on July 1, 1977. The Plan was subsequently amended and completely restated effective as of January 1, 1989 and most recently as of July 1, 1997 (restated Plan). The amendments and restatements incorporate all prior amendments to the Plan and make changes to reflect the merger of the USG Corporation Savings Plan for Hourly Employees and change the name of the Plan to the USG Corporation Investment Plan, effective January 1, 1989; and to implement the daily valuation of investments in the participants’ accounts at fair market value on each business day effective July 1, 1997.
The Plan was established to provide a means for eligible hourly and salaried employees to participate in the earnings of the Corporation, to build a supplemental retirement fund and to provide additional disability and death benefits.
The Plan provides, among other things, that participants may contribute up to 20% (10% for highly compensated employees) of their eligible pay to the Plan through payroll deductions on a before-tax basis during the year. The amount of distributions to be made upon withdrawal from the Plan is dependent upon the participant’s and the Corporation’s contributions. The Plan requires completion of three years of credited service in order to be 100% vested in the Corporation contribution. Employee contributions are always 100% vested. In addition, the Plan contains provisions under which the entire amount credited to a participant’s account is distributable upon a participant’s retirement, disability, or death.
Employee contributions are invested by the Trustee in any one or a combination of nine funds: (a) common stock of USG Corporation (USG Common Stock Fund), (b) an equity index fund which provides investment results that are designed to correspond to the performance of publicly traded common stocks, as represented by the Standard & Poor’s 500 Composite Stock Price Index (Equity Index Fund), (c) a balanced fund which invests in several broadly diversified asset classes, including domestic and foreign common stock and bonds, preferred stocks and cash (Balanced Fund), (d) a growth fund which invests primarily in equity securities of large market capitalization companies with earnings that are expected to grow at an above-average rate, but may be further diversified by investment of a small portion of the assets in domestic bonds, foreign common stocks and bonds, and cash (Growth Fund), (e) a small-mid cap equity fund which seeks maximum long-term growth of capital by investing in common stock of rapidly growing U.S. small and mid cap companies with market capitalizations of less than $1.5 billion and $8.5 billion, respectively, at the time of initial investment (Small-Mid Cap Equity Fund), (f) a large cap value fund which seeks to provide long-term growth of principal and income by investing in common stocks of companies that appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth (Large Cap Value Fund), (g) an international equity fund which seeks long-term capital appreciation through investments in common stock of established non-U.S. companies (International Equity Fund), (h) a bond fund which seeks to provide current income and preservation of capital by investing in investment grade corporate debt securities, government bonds and mortgages in both U.S. and foreign markets, (Bond Fund) or (i) a managed separate account which seeks to preserve principal and income while maximizing current income by investing in a diversified pool of Guaranteed Investment Contracts (GICs), separate account GICs, synthetic GICs or Structured Investment Contracts (SICs) and Bank Investment Contracts (BICs) of varying maturity, size and yield (Stable Value Fund).
The Equity Index Fund is invested in the Vanguard Institutional Index Fund.
The Balanced Fund is invested in the Fidelity Puritan Fund.
The Growth Fund is invested in the American Funds Growth Fund of America.
The Small-Mid Cap Equity Fund is invested in the Franklin Small-Mid Cap Growth Fund — Class A.
The Large Cap Value Fund is invested in the Dodge & Cox Stock Fund.
The International Equity Fund is invested in the Templeton Foreign Fund — Class A.
The Bond Fund is invested in the PIMCO Total Return Fund — Institutional Class.
The Stable Value Fund is managed by INVESCO. At December 31, 2006, the Stable Value Fund was primarily composed of group annuity contracts maintained by banks and insurance companies.
Participants may elect to have their contributions invested in 1% increments in any fund or combination of funds and to change their contribution rate, suspend or resume their contributions, change their investment allocations, transfer their investments from one fund to another and apply for a loan by contacting Your Benefits Resources through either an automated telephone service or a secured interactive website, via the Internet, on any day. Certain executive officers of the Corporation must pre-clear any transfer out of the USG Common Stock Fund with the USG Corporate Secretary.
The Corporation makes a regular 50% matching contribution up to the first 6% of the participants’ eligible pay contributed to the Plan, credited to the participants’ accounts each pay period. Participants are vested in the Corporate contributions after three years.
Employer contribution amounts forfeited by terminated employees are applied as a credit against future Corporate contributions or used to pay administrative expenses and other fees of the Plan and are held in the Forfeiture Cash Account.
New employees are immediately eligible to join the Plan and are automatically enrolled in the Plan on their hire date unless the employee elects not to join the Plan.

Effective November 8, 2000 through December 31, 2006, additional participant or employer contributions to the USG Common Stock Fund were not allowed by order of the fifth amendment. The amendment also did not allow the transfer of any portion of a participant’s interest from any other fund into the USG Common Stock Fund.
The Board of Directors of USG Corporation adopted a resolution on November 8, 2006, to re-open the USG Common Stock Fund to new investment by participants effective January 1, 2007. Participants will be able to invest no more than 25% of future contributions into the Fund. Company matching contributions, if applicable, will be allocated in accordance with the participant elections. Transfers of prior contributions from other funds will not be allowed. Participants will be required to acknowledge the risk involved in investing in a non-diversified single stock fund.
The eleventh amendment, effective January 1, 2005, excludes any future amounts paid to a participant under the USG Corporation Key Employee Retention Plan (and any similar or successor plan) in determining a participant’s allowable contributions to the Plan during a given year.
The twelfth amendment to the Plan, effective March 28, 2005, states that a participant’s distributable share that exceeds $1,000 on their benefit commencement date may not be distributed to them without their consent. Effective June 27, 2005, the amendment allows participants to enroll in the Plan, change their rate of contribution or suspend their contributions as of the next pay date following the date of their election.
It also states that any distributions made to an alternate payee shall be in a single lump sum payment only and allows for a lump sum payment of the entire balance to a spouse of a deceased participant, who had not yet attained normal retirement age, without their prior consent unless the balance exceeds $1,000.
The thirteenth amendment to the Plan, effective January 1, 2006, expanded the definition of hardship withdrawals to include burial or funeral expenses and casualty damage to the participant’s principal residence. Language was also added to clarify the allocation of income due to excess contributions in accord with Treasury regulations. Effective April 1, 2006, in the event of the death of a participant who has no surviving spouse, no beneficiary designation on file or a designated legal representative, the Pension and Investment Committee (the Committee) may direct payment of the participant’s balance to one or more of the participant’s relatives in such equal or unequal proportions as it determines. The Committee will use personnel records and any other data readily available and known to the Committee. The USG Common Stock Fund received rights to purchase an additional common share of USG Corporation for each outstanding share held pursuant to a declaration of the USG Board of Directors on January 29, 2006. Effective July 1, 2006, the Trustee was directed to sell the rights to purchase additional shares of common stock of the Company received by the Plan and to use the proceeds to purchase additional shares of common stock of the Company.

If the Trustee is unable to invest any contributions immediately, the funds are temporarily invested in short-term investment funds and any earnings in the fund are credited to the participants’ accounts.
The Plan funds are administered under the terms of a Trust agreement with The Northern Trust Company. The Trust agreement provides, among other things, that the Trustee shall keep account of all investments, receipts and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the funds at the end of the period.
The Plan is administered by the Pension and Investment Committee, which consists of seven members appointed by the Corporation. Administrative expenses and other fees of the Plan are shared by the Corporation and the participants.
At December 31, 2006 and 2005, there were approximately 13,320 and 12,841 participants in the Plan, respectively.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The amounts in the accompanying statements were accumulated from the reports of the Trustee (Note 1). The financial statements of the Plan are prepared under the accrual method of accounting. Contributions to the Plan are made throughout the year and adjustments are made to the financial statements to accrue for the portion of annual contributions unpaid at year-end.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the guaranteed investment contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on the sale of investments are calculated based upon the historical average cost of the investments. Unrealized appreciation or depreciation of investments of the Plan represents the change between years in the difference between the market value and cost of the investments.
For the USG Common Stock Fund, cost was $8,073,989 and $10,561,125 as of December 31, 2006 and 2005, respectively. For the Equity Index Fund, market value exceeded cost by $19,458,026 at December 31, 2006 and by $11,132,726 at December 31, 2005. For the Balanced Fund, market value exceeded cost by $3,151,694 at December 31, 2006 and by $1,099,827 at December 31, 2005. For the Growth Fund, market value exceeded cost by $4,955,226 at December 31, 2006 and by $2,121,477 at December 31, 2005. For the Small-Mid Cap Equity Fund, market value exceeded cost by $3,576,498 at December 31, 2006 and by $6,185,195 at December 31, 2005. For the Large Cap Value Fund, market value exceeded cost by $11,918,330 at December 31, 2006 and by $7,021,166 at December 31, 2005. For the International Equity Fund, market value exceeded cost by $2,539,352 at December 31, 2006 and by $1,778,277 at December 31, 2005. For the Bond Fund, cost exceeded market value by $453,014 and $429,311 at December 31, 2006 and 2005, respectively.
Pending transactions due to loans represent reconciliations of the loan amounts between the Trustee and recordkeeper at year-end, which will be posted to the Trustee’s records in the subsequent year.
Benefits are recorded when paid.
3. SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
The Stable Value Fund holds investments in synthetic guaranteed investment contracts (synthetic GICs) and cash and cash equivalents. The investments in synthetic GICs are presented at fair value, which equals the total of the fair value of the underlying assets plus the total wrapper value. The wrapper value is calculated by discounting the annual wrap fee over the duration of the contract assets. The wrapper value is zero at December 31, 2006 and 2005.
In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.
The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs included in the financial statements at contract value are as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity dates.
The average yield of the synthetic GICs based on actual earnings was approximately 5.14% and 4.87% at December 31, 2006 and 2005, respectively. The average yield of the GICs based on interest rate credited to participants was approximately 5.05% and 4.65% at December 31, 2006 and 2005, respectively.
4. TAX STATUS
The Plan, as amended and restated, effective July 1, 1997, meets the requirements of Section 401(a) of the Internal Revenue Code and, accordingly, its income is exempt from Federal income tax under Section 501(a). Employer contributions and the income of the Plan are not taxable to the participants until distributions are made.
5. DISTRIBUTION ON TERMINATION OF THE PLAN
In the event of termination of the Plan, the account balances of all affected participants shall become non-forfeitable.

6. INVESTMENTS
The following is a summary of the Plan’s investments as well as the net realized and unrealized appreciation (depreciation) for 2006 and 2005:

	2006		2005
		NET		NET
		APPRECIATION		APPRECIATION
	FAIR	(DEPRECIATION)	FAIR	(DEPRECIATION)
	VALUE	IN FAIR VALUE	VALUE	IN FAIR VALUE

Common Stock:

USG Common Stock	$13,302,590	$1,538,789	$17,475,794	$7,627,346

Mutual Funds:

Vanguard Index Trust	83,102,190	9,766,223	71,043,629	2,022,070
Fidelity Puritan Fund	40,927,836	3,936,436	32,861,653	618,913
American Funds Growth Fund	63,265,637	5,508,641	55,013,893	2,514,662
AXP New Dimensions Fund	—	—	—	(657,158)
Franklin Small-Mid Cap Growth Fund	37,028,205	2,409,080	37,391,972	3,213,442
Dodge & Cox Stock Fund	72,004,037	9,387,556	50,476,568	3,657,767
Templeton Foreign Fund	38,278,464	5,100,298	25,091,849	2,015,661
PIMCO Total Return Fund	18,530,548	(162,169)	18,948,476	(183,175)

	353,136,917	35,946,065	290,828,040	13,202,182

Mortgages, Notes, Contracts	240,409,126	—	233,566,944	—
Collective Short-Term Investment Fund	6,900,334	—	6,605,248	—

TOTAL INVESTMENTS	$613,748,967	$37,484,854	$548,476,026	$20,829,528

All investments in the Plan are participant-directed investments.

At December 31, 2006 and 2005, the following investments (participant-directed) exceeded 5% of the net assets available for Plan benefits:

	2006	2005

Vanguard Index Trust	$83,102,190	$71,043,629
Fidelity Puritan Fund	40,927,836	32,861,653
American Funds Growth Fund of America	63,265,637	55,013,893
Templeton Foreign Fund	38,278,464	*
Franklin Small-Mid Cap Growth Fund	37,028,205	37,391,972
Dodge & Cox Stock Fund	72,004,037	50,476,568
Bank of America Contract 03-087	43,148,214	42,133,728
ING Life Insurance Contract 60035	35,754,483	40,996,097
State Street Bank & Trust Contract 103097	43,135,682	42,127,632
UBS, Contract 5171	38,253,576	36,606,591
*Amount is less than 5% of net assets available for Plan benefits.
7. PARTICIPANT LOANS
Participants are able to obtain loans from the Plan. Under the Plan’s loan provisions, the maximum loan allowable is one half of a participant’s vested account balance or $50,000, whichever is less. The minimum loan amount is $1,000. Additional amounts can be taken in $1 increments. A participant must have a vested account balance of at least $2,000 before he or she can apply for a loan. The Plan restricts the participant to no more than two loans outstanding at a time. Most loans can be repaid by the participant over a five-year period, or sooner, in full, with interest at the prime rate in effect at the time of requesting the loan. A residential loan can be repaid over a period of up to 30 years. Default on a loan by a participant is treated as a hardship withdrawal and subject to IRS penalties.

SCHEDULE I
USG CORPORATION
INVESTMENT PLAN
SCHEDULE OF INVESTMENTS HELD AT YEAR END
DECEMBER 31, 2006

	PRINCIPAL
	AMOUNT/NUMBER		FAIR
	OF SHARES	COST	VALUE
COMMON STOCK
USG Corporation	242,748	$8,073,989	$13,302,590
Vanguard Index Trust	641,270	63,644,164	83,102,190
Fidelity Puritan Fund	2,049,466	37,776,142	40,927,836
American Funds Growth Fund of America	1,925,308	58,310,411	63,265,637
Franklin Small-Mid Cap Growth Fund	980,360	33,451,707	37,028,205
Dodge & Cox Stock Fund	469,204	60,085,707	72,004,037
Templeton Foreign Fund	2,806,339	35,739,112	38,278,464

TOTAL COMMON STOCK		297,081,232	347,908,959

CORPORATE BONDS
PIMCO Total Return Fund	1,785,217	18,983,562	18,530,548

CONTRACTS
AEGON, MDA00538TR	$25,020,776	25,020,776	24,835,007
Bank of America, 03-087	$43,985,850	43,985,850	43,148,214
Caisse des Deposts, 1077-02	$26,413,409	26,413,409	26,450,864
ING Life & Annuity, 60035	$36,231,799	36,231,799	35,754,483
JP Morgan Chase Contract AUSG01	$24,795,919	24,795,919	24,703,851
Monumental Life Insurance Company, 00246TR	$4,213,286	4,213,286	4,127,449
State Street Bank & Trust Contract 103097	$43,975,579	43,975,579	43,135,682
UBS, 5171	$38,657,702	38,657,702	38,253,576

TOTAL CONTRACTS	$243,294,320	243,294,320	240,409,126

SHORT-TERM INVESTMENTS
Collective Short-Term Investment Fund	$6,900,334	6,900,334	6,900,334

TOTAL INVESTMENTS		$566,259,448	$613,748,967

SCHEDULE II
USG CORPORATION
INVESTMENT PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
SERIES OF TRANSACTIONS IN THE SAME SECURITY:

	TOTAL	COST	TOTAL	CURRENT
DESCRIPTION OF	NUMBER OF	OF	NUMBER OF	VALUE OF
SECURITY	PURCHASES	ASSET	SALES	SALES

None